UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 20, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated February 20, 2013 announcing Turkcell’s signing of a contract to provide mobile network coverage and operation in uncovered areas.

February 20, 2013

SIGNING OF THE CONTRACT TO PROVIDE MOBILE NETWORK COVERAGE AND OPERATION IN UNCOVERED AREAS

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

We have previously announced that our Company submitted the lowest bid (TRY 312.77 million excluding VAT) at the tender held by the Ministry of Transport, Maritime Affairs and Communications (“the Ministry) to provide mobile network coverage to Turkey’s 1,799 rural locations with population of less than 500 and its operation for 3 years.

We were notified on February 13, 2013 that as a result of the tender our Company has been granted to be the universal service provider. Accordingly, the related contract was signed today.

Subject of the Tender	:	Tender for providing mobile communication infrastructure and operation in uncovered areas of Turkey
Contracting Authority	:	Ministry of Transport, Maritime Affairs and Communications
Decision of Board of Directors on Submitting a Bid	:	No: 1001 dated 11.01.2013
Other Parties of the Joint Venture (if applicable)	:	-
Share of the Company in the Joint Venture (if applicable)	:	-
Date for the Submission	:	17.01.2013
Date for the Finalization of the Tender	:	20.02.2013
Tender Price	:	TRY 312.77 million excluding VAT
Share of the Company in the Tender Price (if applicable)	:	-
Tender Price over Gross Revenues (Reported in the Latest Financial Statement)	:	4% excluding VAT

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.
http://twitter.com/TurkcellNews

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 20, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 20, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Division Head